Holdings & Sectors

Holdings

Top 15 Holdings as of December 31, 2012	
Bank of America Corp.	5.88%
BNP Paribas ADR	5.66%
Citigroup, Inc.	5.62%
Mastercard Inc.	4.76%
Aegon NV	4.37%
ING Group ADR	3.86%
Mitsubishi UFJ Financial	3.85%
Munich RE Group	3.84%
Lukoil ADR	3.57%
CNOOC Ltd ADR	3.55%
Apple Computer Inc.	3.43%
American International Group Inc.	3.42%

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Companhia de Bebidas	3.39%
ABB ADR	3.35%
MTN Group ADR	3.32%

Sectors


Financials
36.49%
Information Technology
19.76%
Telecommunication Services
16.16%
Energy
9.92%
Health Care
5.16%
Consumer Discretionary
5.13%
Consumer Staples
3.39%
Industrials
3.35%
Cash
0.64%

Fund Sectors as of December 31, 2012	
Financials	36.49%
Information Technology	19.76%
Telecommunication Services	16.16%
Energy	9.92%
Health Care	5.16%
Consumer Discretionary	5.13%
Consumer Staples	3.39%

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Industrials	3.35%
Cash	0.64%

**Net Cash represents cash equivalents less liabilities in excess of other assets.*

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

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